EXHIBIT 2.3

Board of Directors
Alcon Inc.
Bösch 69
CH-6331 Hünenberg
Switzerland

Attention: Mr. Cary Rayment, Chairman of the Board

January 3, 2010

Dear Cary,

I am now able to confirm that Nestlé and Novartis have formally agreed to complete the agreement we reached in April 2008, whereby Novartis will exercise its call option to acquire Nestlé’s remaining 52% stake in Alcon and bring our total interest to 77%.

First, I want to express how delighted I am that Novartis will increase its ownership position in Alcon and can welcome you to our company as a majority-owned subsidiary. This will end a period of uncertainty for all stakeholders. Alcon will quickly become an important contributor to our strategic portfolio focused on growth-oriented healthcare businesses.

My colleagues and I have long admired what Alcon has achieved to become a trusted leader in ophthalmics through your consistent focus on the eye care needs of patients. I personally believe Alcon can become an even stronger business by drawing on the global operations, expertise and resources of Novartis, especially our research capabilities.

The Novartis Board of Directors has discussed the position of the Alcon minority shareholders. Although we believe more than USD 200 million of the USD 300 million in total potential pre-tax annual cost synergies are available through our 77% majority ownership, our view is that the existing ownership structure is suboptimal for the business, employees and minority shareholders. Retaining a minority stake means it will take longer to achieve the full potential of our combined operations. This situation will remain a distraction, resulting in unending speculation as to whether or when Novartis will move to acquire the minority stake. In the end, this benefits no one.

Our proposal

After careful consideration, the Novartis Board of Directors believes it is in the best interest of all stakeholders – the shareholders of Alcon and Novartis, their employees and the patients who benefit from their products – for Novartis to simplify Alcon’s ownership structure by making a proposal to acquire the remaining 23% minority stake.

To attain full ownership, we propose an all-share direct merger of Alcon into Novartis AG under the Swiss Merger Act. Novartis proposes a fixed exchange ratio of 2.80 Novartis shares for each outstanding Alcon share. Alcon’s shareholders would have the choice of receiving Novartis American Depositary Shares (ADSs) as merger consideration. Providing equity as consideration to Alcon’s minority shareholders enables Novartis to maintain its strong credit rating, preserving its firm financial foundation and providing strategic flexibility for future growth.

Based on the Novartis closing share price of CHF 56.50 on December 30, 2009 (last trading day before this letter) and an exchange rate of CHF 1.04 = USD 1.00, our proposal represents an implied price per Alcon share of USD 153. This amounts to a 12% premium to our determination of Alcon’s unaffected publicly-traded share price.

The merger would be conditional on the closing of the 52% stake acquisition from Nestlé and would require approval by the Boards of Directors of Novartis and Alcon. The merger would also require two-thirds approval by the shareholders of Novartis and Alcon voting at their respective meetings. Our proposal does not include a due diligence condition.

In arriving at this proposal, we have considered a number of important factors, including: our assessment of the fundamental value of Alcon; the underlying Alcon share price as adjusted for speculation regarding our intentions; the total per-share price of acquiring Nestlé’s 77% majority stake and the governance rights afforded under Swiss law; the lower earnings expectations for Alcon since April 2008; incremental cost synergies provided by the merger; appropriately comparable premiums typically applied to unaffected share prices for acquiring a minority stake; and, of course, the economic interests of our own shareholders.

Fair proposal in the best interest of Alcon and Novartis shareholders

I believe our proposal for a 12% premium to acquire the minority stake is fair to Alcon. This proposal is also in the best interest of our own shareholders as full ownership will enable a more rapid realization of synergies. This premium for a minority stake compares favorably to the 17% premium we paid to acquire the 77% Alcon majority stake at an average share price of USD 168, which conferred control under Swiss law.

Our proposal is based on what we consider to be Alcon’s unaffected share price. Employing a variety of objective measures using relevant benchmarks, we have sought to determine the underlying Alcon share price unaffected by the uncertainty as to whether the second step of the Nestlé transaction would be completed or whether Novartis would make an offer for the minority shares. Since the time of the Nestlé agreement in April 2008, Alcon’s business and share price have encountered considerable volatility due to economic and business-specific factors that have included deteriorating equity market indices and reduced earnings expectations. As a result of our analysis, we have concluded that Alcon’s unaffected share price is USD 137.

Many benefits to Alcon shareholders and employees

We believe our proposal is highly attractive to Alcon’s minority shareholders for the following reasons:

  12% premium to the unaffected share price represents a value unobtainable by Alcon on a stand-alone basis or from any other purchaser;
  12% premium to the unaffected share price compares favorably to the 17% premium paid to Nestlé, recognizing the rights conferred to Novartis through the majority stake;
  Highly accretive on a pro-forma basis to both Alcon’s shareholders’ earnings per share (on both a book and adjusted basis) and dividends per share;
  Offers greater liquidity through Novartis shares with much reduced volatility than historically provided by Alcon shares;
  Opportunity to own shares in Novartis, a global healthcare company with a solid product pipeline and attractive growth prospects; and
  Participation in all synergies created between Novartis and Alcon.

We also believe our proposal is highly attractive to Alcon’s employees:

  Alcon will be an important component to our growth-oriented healthcare businesses;
  Alcon will benefit from access to the global operations, expertise and resources of Novartis;
  Attaining 100% ownership avoids speculation and enables us to move faster to achieve the full potential of the combined business; and
  Alcon and its employees will constitute the major part of a new eye care division that will also include CIBA Vision and some of our ophthalmic medicines in the Pharmaceuticals division.

Conclusion

I understand that you and our fellow members of the Alcon Board of Directors will take your responsibilities very seriously. I hope that the Board will see, as I do, that this proposal is in the best interest of all stakeholders and fair to the Alcon minority shareholders given the considerable degree of control and majority of synergies already contained in our 77% stake. After you have had a chance to consult with the Board and consider our offer, we would very much welcome the opportunity to discuss our proposal.

As I am sure you will appreciate, and consistent with our obligations under the US Securities Exchange Act of 1934, as amended, this letter will become publicly available when we file it with our amended Schedule 13D.

I very much hope that you and your highly regarded management team will continue to play an active role in the future of Alcon. My wish is that we can meet as soon as regulatory restrictions allow so that we can begin developing a shared vision of the future for our new eye care division, aligning our strengths to offer even more compelling products that will make a difference in the lives of patients around the world.

Very truly yours,

Daniel Vasella, M.D.

Attachment: Unaffected price analysis

# Summary Assessment of Alcon's Unaffected Share Price

***We have employed several different methodologies in order to determine Alcon's share price unaffected by uncertainty since April 2008 as to whether the second stage of the Nestlé transaction would be completed or whether Novartis would make an offer for the remaining 23% minority stake***

**Context**

- Novartis and Nestlé both agreed in April 2008 that the price for the initial 25% stake was USD 143.18
- Since April 2008, Alcon share price has been volatile – reaching a high of USD 175.47 on August 6, 2008 and a low of USD 67.98 on November 20, 2008. The VWAP from April 2008 to today is USD 117.84
- The current Alcon share price is USD 164.35, which is a 6% discount to the high, a 142% premium to the low and a 39% premium to the VWAP

**Methodology Overview**

- Methodology 1: Alcon should trade in line with reductions in its EPS expectations at either (i) the same PE multiple that it traded at in April 2008, or (ii) a PE that has been adjusted for subsequent market decline
  - Since April 2008, the healthcare sector indices that exclude Alcon have had an average PE decline of 13.8%, and sector indices that include Alcon have had an average PE decline of 15.2%
- Methodology 2: Alcon should trade in line with relevant market benchmarks. Such relevant benchmarks (both for the healthcare sector and other sector indices where Alcon is an index component) have declined or remained approximately constant since April 2008. This predominantly-downward performance is a result of reductions in PE multiples
- Methodology 3: Recent analyst views on unaffected share price. We have reviewed the recent reports from the 12 research analysts who actively cover Alcon to see if they have determined unaffected price. 11 of the 12 analysts make reference to speculation surrounding a potential transaction in their reports. Of these, three provide their assessments of unaffected price, which are in line with methodology 1, which is in turn supported by methodology 2

| Methodology | April 4, 2008 | December 31, 2009 | Change Since April 4, 2008 | | Implied Alcon Unaffected Share Price (USD)[1] | |
|---|---|---|---|---|---|---|
| **Methodology 1: Alcon should trade in line with reductions in its EPS expectations** | | | | | **April 2008 PE** | **Current Market Adjusted PE[2]** |
| 2008 EPS Median Estimate | USD 6.30[3] | USD 6.00[4] | ■ 4.8% decline | | 136 | 116 |
| 2009 EPS Median Estimate[3] | USD 7.22 | USD 6.70 | ■ 7.2% decline | | 133 | 113 |
| 2010 EPS Median Estimate[3] | USD 8.07 | USD 7.41 | ■ 8.2% decline | | 131 | 112 |
| 2011 EPS Median Estimate[3] | USD 9.07 | USD 8.25 | ■ 9.0% decline | | 130 | 111 |
| | | | | *Mean* | *133* | *113* |
| **Methodology 2: Relevant market indices have declined more than Alcon EPS expectations** | | | | **PE Multiple Change since April 4, 2008** | | |
| *Healthcare Indices (where Alcon is not a component)* | | | | | | |
| S&P Healthcare | 369.7 | 362.2 | ■ 2.0% decline | ■ 14.6% decline | 140 | |
| S&P Pharmaceutical | 305.2 | 306.4 | ■ 0.4% increase | ■ 15.0% decline | 144 | |
| S&P Pharmaceutical & Biotech | 342.0 | 339.7 | ■ 0.7% decline | ■ 16.0% decline | 142 | |
| S&P Healthcare Equipment & Services | 364.8 | 347.2 | ■ 4.8% decline | ■ 11.3% decline | 136 | |
| Russell Growth Drugs & Pharmaceuticals | 101.8 | 102.8 | ■ 0.4% increase | ■ 6.3% decline | 145 | |
| Russell Value Medical & Dental Instruments & Supplies | 172.3 | 148.5 | ■ 13.8% decline | ■ 19.3% decline | 123 | |
| | | | *Mean* | ■ *13.8% decline* | *138* | |
| *Sector Indices (where Alcon is a component)* | | | | | | |
| NYSE Healthcare | 6,465.4 | 6,427.3 | ■ 0.6% decline | ■ 14.4% decline | 142 | |
| Bloomberg World Health Care Products | 152.12 | 143.36 | ■ 5.8% decline | ■ 14.5% decline | 135 | |
| Bloomberg Americas Healthcare Products | 173.65 | 162.37 | ■ 6.5% decline | ■ 17.5% decline | 134 | |
| Bloomberg World Consumer Non Cyclical | 154.32 | 145.83 | ■ 5.5% decline | ■ 3.6% decline | 135 | |
| Bloomberg Americas Consumer Non Cyclical | 132.03 | 126.20 | ■ 4.4% decline | ■ 11.0% decline | 137 | |
| Bloomberg San Diego Medical Device Manufacturers | 194.53 | 185.11 | ■ 4.8% decline | ■ 30.3% decline | 136 | |
| | | | *Mean* | ■ *15.2% decline* | *137* | |
| | | | *Mean of all indices* | | *138* | |
| **Methodology 3: Research Analysts that cover Alcon that have views on unaffected price[5]** | | | | | | |
| BMO (November 10, 2009) | | | | | 130 – 137 | |
| UBS (December 2, 2009) | | | | | 140 | |
| JP Morgan (December 29, 2009) | | | | | 140 | |
| Other Brokers' Estimate of Unaffected price | | | | | Not Provided / Confirmed Speculation | |
| | | | | *Mean* | *138* | |

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[1] *For Methodologies 1 & 2: Implied Share Price calculated by applying % change to Unaffected Price at April 4, 2008 assumed to be 3-month VWAP of USD 143.18 (Source: Bloomberg), which was also the price paid for the Step 1 Purchase of 74.1m Alcon shares from Nestle*
[2] *Assumes PE decline of 15%*
[3] *Source: IBES median consensus estimate*
[4] *Alcon's actual 2008 EPS (Adjusted EPS as reported by Alcon)*
[5] *Broker reports reviewed include: JP Morgan (29-Dec-2009), Citi (14-Dec-2009), Buckingham (7-Dec-2009), FTN (4-Dec-2009), Collins Stewart (3-Dec-2009), UBS (2-Dec-2009), Piper Jaffray (1-Dec-2009), BMO (10-Nov-2009), Jefferies (9-Nov-2009), Credit Suisse (28-Oct-2009), Wells Fargo (28-Oct-2009), Suntrust (28-Oct-2009)*